UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 10

To

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934)

ANTERO MIDSTREAM PARTNERS LP
(Name of the Issuer)

Antero Midstream Partners GP LLC

Antero Midstream Corporation

AMGP GP LLC

Antero IDR Holdings LLC

Antero Midstream Preferred Co LLC

Antero Midstream Newco Inc.

Antero Resources Corporation

Warburg Pincus Private Equity VIII, L.P.

Warburg Pincus Netherlands Private Equity VIII C.V. I

WP-WPVIII Investors, L.P.

Warburg Pincus Private Equity X O&G, L.P.

Warburg Pincus X Partners, L.P.

WP-WPVIII Investors GP L.P.

Warburg Pincus X, L.P.

Warburg Pincus X GP L.P.

WPP GP LLC

Warburg Pincus Partners, L.P.

Warburg Pincus Partners GP LLC

Warburg Pincus & Co.

Warburg Pincus LLC

Charles R. Kaye

Joseph P. Landy

Yorktown Energy Partners V, L.P.

Yorktown Energy Partners VI, L.P.

Yorktown Energy Partners VII, L.P.

Yorktown Energy Partners VIII, L.P.

Paul Rady

Mockingbird Investments LLC

Glen C. Warren, Jr.

Canton Investment Holdings LLC
(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

03673L 103
(CUSIP Number of Class of Securities)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

Copies to:

Douglas E. McWilliams

Lande A. Spottswood

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

713-758-2222

This statement is filed in connection with (check the appropriate box):

(a)           ☒            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)          ☒            The filing of a registration statement under the Securities Act of 1933.

(c)           ☐              A tender offer.

(d)          ☐              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,569,325,270.31	$675,003

*                  Calculated solely for the purpose of determining the filing fee. The Transaction Value was calculated as follows: the product of (a) $29.73, the average of the high and low prices of the common units of Antero Midstream Partners LP (“AM”) as reported on the New York Stock Exchange on November 1, 2018 and (b) 187,330,147, the estimated maximum number of common units of AM that may be exchanged for the merger consideration in the merger of AM with a wholly owned subsidiary of Antero Midstream GP LP (“AMGP”).

**            In accordance with Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001212  by the Transaction Valuation.

☒            Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $675,003	Filing Party: Antero Midstream GP LP
Form or Registration No.: Form S-4 (Registration No. 333-228156)	Date Filed: November 5, 2018

INTRODUCTION

This Amendment No. 10 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by: (1) (a) Antero Midstream Partners LP (“AM”), the issuer of common units representing limited partner interests in AM that are the subject of the Rule 13e-3 transaction, (b) Antero Midstream Partners GP LLC, the general partner of AM (“AMP GP”), (2) (a) Antero Midstream Corporation (f/k/a Antero Midstream GP LP), (b) AMGP GP LLC (“AMGP GP”), (c) Antero IDR Holdings LLC (“IDR Holdings”), (d) Antero Midstream Preferred Co LLC (f/k/a Arkrose Midstream Preferred Co LLC) (“Preferred Co”), (e) Antero Midstream NewCo Inc. (f/k/a Arkrose Midstream Newco Inc.) (“NewCo”), (3) Antero Resources Corporation (“Antero Resources”), (4) (a) Warburg Pincus Private Equity VIII, L.P. (“WPPE”), (b) Warburg Pincus Netherlands Private Equity VIII C.V. I (“WPNPE”), (c) WP-WPVIII Investors, L.P. (“WPWP”), (d) Warburg Pincus Private Equity X O&G, L.P.(“WPPEX”), (e) Warburg Pincus X Partners, L.P. (“WPXP”), (f) WP-WPVIII Investors GP L.P. (“WPWP GP”), (g) Warburg Pincus X, L.P. (“WPX”), (h) Warburg Pincus X GP L.P. (“WPX GP”), (i) WPP GP LLC (“WPP GP”), (j) Warburg Pincus Partners, L.P. (“WPP LP”), (k) Warburg Pincus Partners GP LLC (“WPP GP LLC”), (l) Warburg Pincus & Co. (“WP”), (m) Warburg Pincus LLC (“WP LLC”), (n) Charles R. Kaye, and (o) Joseph P. Landy (together with WPPE, WPNPE, WPWP, WPPEX, WPXP, WPWP GP, WPX, WPX GP, WPP GP, WPP LP, WPP GP LLC, WP, WP LLC and Mr. Kaye, “Warburg”), (5) (a) Yorktown Energy Partners V, L.P. (“YEP V”), (b) Yorktown Energy Partners VI, L.P. (“YEP VI”), (c) Yorktown Energy Partners VII, L.P. (“YEP VII”), and (d) Yorktown Energy Partners VIII, L.P. (“YEP VII,” and together with YEP V, YEP VI, YEP VII, and YEP VII, “Yorktown,” and together with Warburg, the “Sponsor Holders”), (6) Paul Rady, Mockingbird Investments LLC (“Mockingbird”), Glen C. Warren, Jr. and Canton Investment Holdings LLC (“Canton,” and together with Paul Rady, Mockingbird and Glen C. Warren, Jr., the “Management Holders”). For purposes of the disclosure herein, references to “AMGP” refer to Antero Midstream Corporation prior to its conversion on March 12, 2019 from a Delaware limited partnership to a Delaware corporation and references to “New AM” refer to Antero Midstream Corporation following such conversion. This Schedule relates to the Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP, AMGP, IDR Holdings, Preferred Co, NewCo, Arkrose Midstream Merger Sub LLC (“Merger Sub”), AMP GP, and AM (the “Simplification Agreement”). Pursuant to the terms of the Simplification Agreement, Merger Sub was merged with and into AM, with AM continuing as the surviving entity and an indirect wholly owned subsidiary of New AM. As a result, Merger Sub is no longer a filing person because it was merged with and into AM.

AMGP has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-228156) as amended by Amendment No. 1 and Amendment No. 2 thereto, (the “Form S-4”), which contains a joint proxy statement/prospectus and constitutes (i) a prospectus of AMGP under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to AMGP (or its successor entity) securities to be issued pursuant to the Simplification Agreement, (ii) a notice of meeting and a proxy statement of AMGP under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of AMGP shareholders, at which AMGP shareholders were asked to consider and vote on, among other matters, a proposal to approve the Simplification Agreement and the transactions contemplated thereby and (iii) a notice of meeting and a proxy statement of AM under Section 14(a) of the Exchange Act with respect to the special meeting of AM unitholders, at which AM unitholders were asked to consider and vote on a proposal to approve the Simplification Agreement and the transactions contemplated thereby. The Form S-4 became effective under the Securities Act on January 30, 2019. On January 31, 2019, AMGP and AM filed a joint definitive proxy statement/prospectus (the “proxy statement/prospectus”), which was mailed to AMGP shareholders and AM unitholders on or about January 31, 2019. The special meeting of AM unitholders was held on March 8, 2019, where the AM unitholders voted to approve, among other matters, the Simplification Agreement and the transactions contemplated thereby. The special meeting of the AMGP shareholders was also held on March 8, 2019, where the AMGP shareholders voted to approve, among other matters, the Simplification Agreement and the transactions contemplated thereby.  A copy of the proxy statement/prospectus is attached hereto as Exhibit (a)(3) and a copy of the Simplification Agreement is attached as Annex A to the proxy statement/prospectus. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 10 to the Schedule is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule. Unless set forth below, all previous Items of the Schedule 13E-3 are unchanged.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Schedule shall have the meanings given to them in the proxy statement/prospectus.

Item 15.                          Additional Information.

Item 15 is hereby amended and supplemented as follows:

Regulation M-A Item 1011(c)

On March 8, 2019, AMGP held a special meeting of its shareholders in order to consider and vote on, among other matters, a proposal to approve the Simplification Agreement and the transactions contemplated thereby. At the meeting, the AMGP shareholders voted to approve the Simplification Agreement and the transactions contemplated thereby.

Also on March 8, 2019, AM held a special meeting of its unitholders in order to consider and vote on, among other matters, a proposal to approve the Simplification Agreement and the transactions contemplated thereby. At the meeting, the AM unitholders voted to approve the Simplification Agreement and the transactions contemplated thereby.

On March 12, 2019, the parties filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into AM, with AM continuing as the surviving limited partnership. As a result of such merger, AM became an indirect wholly owned subsidiary of New AM.

As a result of the merger, the registration of AM’s common units under the Exchange Act will be terminated upon application to the SEC, and AM’s common units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

Item 16.                          Exhibits.

Item 16 is hereby amended and restated as follows:

Regulation M-A Item 1016

(a)(1)

Letter to Common Unitholders of Antero Midstream Partners LP, incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(a)(2)

Notice of Special Meeting of Common Unitholders of Antero Midstream Partners LP, incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(a)(3)

Joint Proxy Statement/Prospectus of Antero Midstream Partners LP and Antero Midstream GP LP, incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(a)(4)

Press Release dated March 12, 2019, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Antero Midstream Partners LP with the Securities and Exchange Commission on March 12, 2019.

(b)(1)

Amended and Restated Credit Agreement, dated as of October 26, 2017, among Antero Midstream Partners LP and certain of its subsidiaries, certain lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, l/c issuer and swingline lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on November 1, 2017).

(b)(2)

First Amendment and Joinder Agreement, dated as of October 31, 2018, among Antero Midstream Partners LP and certain of its subsidiaries, certain lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, l/c issuer and swingline lender and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 11, 2019).

(c)(1)

Fairness Opinion of the AM Conflicts Committee’s Financial Advisor, dated October 8, 2018, incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(c)(2)

Fairness Opinion of the AMGP Conflicts Committee’s Financial Advisor, dated October 9, 2018, incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(c)(3)

Fairness Opinion of the AR Special Committee’s Financial Advisor, dated October 8, 2018, incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(c)(4)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated March 1, 2018.

(c)(5)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated March 22, 2018.

(c)(6)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 3, 2018.

(c)(7)*	Presentation prepared by Goldman Sachs & Co. LLC to the Board of Directors of AMGP GP LLC, dated April 7, 2018.

(c)(8)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 10, 2018.

(c)(9)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 10, 2018.

(c)(10)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 18, 2018.

(c)(11)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 20, 2018.

(c)(12)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 20, 2018.

(c)(13)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated April 23, 2018.

(c)(14)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 1, 2018.

(c)(15)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 3, 2018.

(c)(16)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 8, 2018.

(c)(17)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 9, 2018.

(c)(18)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 11, 2018.

(c)(19)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 18, 2018.

(c)(20)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated May 22, 2018.

(c)(21)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 1, 2018.

(c)(22)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 6, 2018.

(c)(23)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 6, 2018.

(c)(24)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 20, 2018.

(c)(25)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated June 29, 2018.

(c)(26)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated July 18, 2018.

(c)(27)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 3, 2018.

(c)(28)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 11, 2018.

(c)(29)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 20, 2018.

(c)(30)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 21, 2018.

(c)(31)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 23, 2018.

(c)(32)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 27, 2018.

(c)(33)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated August 30, 2018.

(c)(34)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 6, 2018.

(c)(35)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 13, 2018.

(c)(36)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 21, 2018.

(c)(37)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated September 24, 2018.

(c)(38)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated October 3, 2018.

(c)(39)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated October 6, 2018.

(c)(40)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated October 8, 2018.

(c)(41)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated March 22, 2018.

(c)(42)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated March 30, 2018.

(c)(43)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated April 10, 2018.

(c)(44)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated April 19, 2018.

(c)(45)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated June 12, 2018.

(c)(46)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated June 21, 2018.

(c)(47)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 3, 2018.

(c)(48)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 6, 2018.

(c)(49)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 8, 2018.

(c)(50)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated July 22, 2018.

(c)(51)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated August 1, 2018.

(c)(52)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated August 22, 2018.

(c)(53)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated August 28, 2018.

(c)(54)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated September 17, 2018.

(c)(55)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated September 23, 2018.

(c)(56)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 1, 2018.

(c)(57)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 5, 2018.

(c)(58)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 6, 2018.

(c)(59)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 7, 2018.

(c)(60)*	Supplemental Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 7, 2018.

(c)(61)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated October 8, 2018.

(c)(62)*	Presentation prepared by Morgan Stanley & Co. LLC to the Board of Directors of Antero Midstream Partners GP LLC, dated March 20, 2018.

(c)(63)*	Presentation prepared by Morgan Stanley & Co. LLC to the Board of Directors of Antero Midstream Partners GP LLC, dated August 9, 2018.

(c)(64)*	Joint Presentation prepared by J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to the Board of Directors of Antero Resources Corporation, dated February 21, 2018.

(c)(65)*	Presentation prepared by J.P. Morgan Securities LLC to the Board of Directors of Antero Resources Corporation, dated March 22, 2018.

(c)(66)*	Presentation prepared by J.P. Morgan Securities LLC to the Board of Directors of Antero Resources Corporation, dated August 9, 2018.

(c)(67)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 17, 2018.

(c)(68)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 19, 2018.

(c)(69)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 20, 2018.

(c)(70)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 28, 2018.

(c)(71)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated June 30, 2018.

(c)(72)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated July 12, 2018.

(c)(73)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated July 14, 2018.

(c)(74)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 14, 2018.

(c)(75)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 14-15, 2018.

(c)(76)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 26, 2018.

(c)(77)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 26, 2018.

(c)(78)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated August 31, 2018.

(c)(79)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 1, 2018.

(c)(80)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 2, 2018.

(c)(81)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 17, 2018.

(c)(82)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 20, 2018.

(c)(83)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 23, 2018.

(c)(84)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated September 28, 2018.

(c)(85)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 2, 2018.

(c)(86)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 6, 2018.

(c)(87)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 8, 2018.

(c)(88)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated October 8, 2018.

(c)(89)*	Discussion Materials of Citigroup Global Markets Inc. for the Sponsor Holders, dated September 10, 2018.

(c)(90)*	Discussion Materials of Citigroup Global Markets Inc. for the Sponsor Holders affiliated with Warburg Pincus LLC, dated September 12, 2018.

(c)(91)*	Discussion Materials of Citigroup Global Markets Inc. for the Sponsor Holders, dated September 13, 2018.

(c)(92)

Fairness Opinion of the AM Conflicts Committee’s Financial Advisor, dated January 11, 2019, incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(c)(93)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated December 26, 2018.

(c)(94)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 5, 2019.

(c)(95)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 5, 2019.

(c)(96)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 11, 2019.

(c)(97)*	Presentation prepared by Tudor Pickering Holt & Co Advisors LP to the Conflicts Committee of Antero Midstream Partners LP, dated January 11, 2019.

(c)(98)*	Presentation prepared by Robert W. Baird & Co. Incorporated to the Special Committee of the Board of Directors of Antero Resources Corporation, dated December 27, 2018.

(c)(99)*	Presentation prepared by Goldman Sachs & Co. LLC to the Conflicts Committee of the Board of Directors of AMGP GP LLC, dated January 10, 2019.

(d)(1)

Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Arkrose Midstream Preferred Co LLC, Arkrose Midstream NewCo Inc., Arkrose Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP., incorporated herein by reference to the proxy statement/prospectus filed by Antero Midstream GP LP with the Securities and Exchange Commission on January 31, 2019.

(f)(1)

Agreement of Limited Partnership, dated as of November 10, 2014, by and between Antero Resources Midstream Management LLC, as the General Partner, and Antero Resources Corporation, as the Organizational Limited Partner (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2014).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None

*                 Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2019

ANTERO MIDSTREAM PARTNERS LP

By: Antero Midstream Partners GP LLC, its general partner

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

ANTERO MIDSTREAM PARTNERS GP LLC

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

ANTERO MIDSTREAM Corporation

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

AMGP GP LLC

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

ANTERO IDR HOLDINGS LLC

By:	Antero Midstream GP LP, its managing member
By:	AMGP GP LLC, its general partner

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

ANTERO MIDSTREAM PREFERRED CO LLC

By:	Antero Midstream GP LP,its sole member
By:	AMGP GP LLC, its general partner

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

ANTERO MIDSTREAM NEWCO INC.

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

ANTERO RESOURCES CORPORATION

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Dated: March 12, 2019

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:	Warburg Pincus Partners, L.P., its general partner
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII C.V. I

By:	Warburg Pincus Partners, L.P., its general partner
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WP-WPVIII INVESTORS, L.P.

By:	WP-WPVIII Investors GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WP-WPVIII INVESTORS, GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS X GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Dated: March 12, 2019

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

Dated: March 12, 2019

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
Name:	Charles R. Kaye
By:	Robert B. Knauss, Attorney-in-Fact*

Dated: March 12, 2019

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
Name:	Joseph P. Landy
By:	Robert B. Knauss, Attorney-in-Fact*

Dated: March 12, 2019

YORKTOWN ENERGY PARTNERS V, L.P.

By:	Yorktown V Company LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

Dated: March 12, 2019

YORKTOWN ENERGY PARTNERS VI, L.P.

By:	Yorktown VI Company LP, its General Partner
By:	Yorktown VI Associates LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.

Dated: March 12, 2019

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP, its General Partner
By:	Yorktown VII Associates LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

Dated: March 12, 2019

YORKTOWN ENERGY PARTNERS VIII, L.P.

By:	Yorktown VIII Company LP, its General Partner
By:	Yorktown VIII Associates LLC, its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name:	W. Howard Keenan, Jr.
Title:	Member

Dated: March 12, 2019

By:	/s/ Paul M. Rady
Name:	Paul M. Rady

Dated: March 12, 2019

MOCKINGBIRD INVESTMENTS LLC

By:	/s/ Paul M. Rady
Name:	Paul M. Rady
Title:	Manager

Dated: March 12, 2019

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.

Dated: March 12, 2019

CANTON INVESTMENT HOLDINGS LLC

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	Manager